EX-99.B18-wrmcp
                           WADDELL & REED FUNDS, INC.
                   MULTIPLE CLASS PLAN PURSUANT TO RULE 18f-3

     This Multiple Class Plan ("Plan") pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended ("1940 Act"), sets forth the multiple class structure for each Fund ("Fund") comprising Waddell & Reed Funds, Inc. This multiple class structure was approved by the Board of Directors of Waddell & Reed Funds, Inc. on February 8, 1995, under an order of exemption issued by the Securities and Exchange Commission on January 11, 1995. This Plan describes the classes of shares of stock of the Fund -- Class B shares and Class Y shares -- offered to the public on or after December 2, 1995 ("Implementation Date").

General Description of the Classes:

     Class B Shares. Class B shares will be sold subject to a contingent deferred sales charge, which will be imposed on redemption proceeds. The maximum contingent deferred sales charge will be 3.0% and will decline 1% per year after the first full calendar year after investment to 0% after four years. Class B shares also will be subject to a distribution and service fee charged pursuant to a Service Plan adopted pursuant to Rule 12b-1 under the 1940 Act ("Rule 12b-1") that provides for a maximum fee of 1.00% of the average annual net assets of the Class B shares of a Fund.

     Class Y Shares. Class Y shares will be sold without an initial sales charge and will not be subject to a contingent deferred sales charge. Class Y shares will be subject to a maximum 12b-1 fee of 0.25% of the average annual net assets of the Class Y shares of a Fund. Class Y shares are designed for institutional investors and will be available for purchase by: (i) participants of employee benefit plans established under section 403(b) or section 457, or qualified under section 401, including 401(k) plans, of the Internal Revenue Code of 1986, as amended ("Code"), when an unaffiliated third party provides certain administrative, distribution and/or other support services to the plan and the plan holds the shares in an omnibus account on the Fund's records; (ii) banks, trust institutions and investment fund administrators investing for their own accounts or for the accounts of their customers where such investments for customer accounts are held in an omnibus account on the Fund's records and to which entity an unaffiliated third party provides certain administrative distribution and/or other support services; (iii) government entities or authorities and corporations where the investment is $1 million or more.

Expense Allocations of Each Class:

     In addition to the difference with respect to 12b-1 fees, Class B shares and Class Y shares of a Fund differ with respect to the applicable shareholder servicing fees. Class B shares pay a monthly shareholder servicing fee of $1.0208 for each Class B shareholder account which was in existence during the prior month, plus $0.30 for each Class B account on which a dividend or distribution had a record date in that month. Class Y shares pay a monthly shareholder servicing fee equal to one-twelfth of .15 of 1% of the average daily net Class Y assets for the preceding month.

     Each Class may also pay a different amount of the following other expenses:

          (a) stationery, printing, postage and delivery expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxy statements to current shareholders of a specific Class;
          (b) Blue Sky registration fees incurred by a specific Class of shares;
          (c)  SEC registration fees incurred by a specific Class of shares;
          (d) expenses of administrative personnel and services required to support the shareholders of a specific Class of shares;
          (e) Directors' fees or expenses incurred as a result of issues relating to a specific Class of shares;
          (f) accounting expenses relating solely to a specific Class of shares;
          (g) auditors' fees, litigation expenses, and legal fees and expenses relating to a specific Class of shares; and
          (h) expenses incurred in connection with shareholders meetings as a result of issues relating to a specific Class of shares.

     The shareholder servicing fees and other expenses listed above which are attributable to a particular Class are charged directly to the net assets of the particular Class and, thus, are borne on a pro rata basis by the outstanding shares of that Class.

Certain expenses that may not be attributable to a particular Class are allocated based on the relative daily net assets of that Class.

Exchange Privileges:

     Class B shares of a Fund may be exchanged for corresponding shares of any other fund in Waddell & Reed Funds, Inc.

     Class Y shares may be exchanged for Class Y shares of any other fund in Waddell & Reed Funds, Inc.

     These exchange privileges may be modified or terminated by a Fund, and exchanges may only be made into funds that are legally registered for sale in the investor's state of residence.

Additional Information:

     This Plan is qualified by and subject to the terms of the then current prospectus for the applicable Class after the Implementation Date; provided, however, that none of the terms set forth in any such prospectus shall be inconsistent with the terms of the Classes contained in this Plan. The prospectus for each Class contains additional information about that Class and a Fund's multiple class structure.

October 3, 1995